UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: September 8, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated September 8, 2011, entitled “Announcement on Progress Relating to the Possible Acquisition of OPTI”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT ON PROGRESS RELATING TO
THE POSSIBLE ACQUISITION OF OPTI

Reference is made to the announcements of the Company dated July 20, 2011 and July 27, 2011, respectively, in relation to the proposed transaction involving the acquisition of OPTI (the “Announcements”). Terms defined in the Announcements shall, unless the context otherwise requires, bear the same meaning herein.

The Board is pleased to announce that, on September 7, 2011, the Canadian Court has granted the Plan Sanction Order which approved, amongst other things, the Plan of Arrangement pursuant to the CCAA and the CBCA. The Plan Sanction Order was granted following a meeting of the Second Lien Noteholders held on the same day at which, amongst other things, the Plan of Arrangement was approved by a majority of Second Lien Noteholders, present in person or by proxy, who collectively hold 99.97% in principal amount of the Second Lien Notes that were voted at the meeting.

It is anticipated that the Transaction will become effective in the fourth quarter of 2011, subject to satisfaction or waiver (where applicable) of all of the Conditions.

Shareholders of the Company and potential investors should note that the Transaction is subject to various conditions which may or may not be fulfilled. There is therefore no assurance that the Transaction will proceed and, if it proceeds, on what terms it may proceed. Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

Further announcements will be made in accordance with the Listing Rules.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, September 8, 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang